

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 18, 2018

Via E-mail
Benjamin S. Miller
c/o Rise Companies Corp.
1601 Connecticut Avenue NW
Suite 300
Washington, DC 20009

   Re: **Fundrise Real Estate Investment Trust, LLC**
       Offering Statement on Form 1-A
       Post-qualification Amendment No. 7
       Filed June 4, 2018
       File No. 024-10492

Dear Mr. Miller:

   We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 26

Risks Related to Our Organization and Structure, page 48

"By purchasing shares in this offering you are bound by the dispute resolution provisions…", page 53

1. We note your disclosure on page 54 that purchasers in this offering are subject to the dispute resolution provisions contained in the subscription agreement. Please expand your disclosure to specify the potential individuals against whom the fee-shifting provision would apply. Please also disclose the potential parties who would be allowed to recover under this provision.

2.   Please expand your risk factor to discuss the risk that the fee-shifting provision may discourage shareholder lawsuits that might otherwise benefit the company and its shareholders.

3.   We note your disclosure that the dispute resolution provisions apply to any litigation relating to your subscription agreement, including claims under the U.S. federal securities laws. Please revise your risk factor to specify whether these provisions are intended to apply to the current offering.

4.   Please revise to disclose your basis for the statement that you have "no reason to believe that the dispute resolution provisions are not enforceable" and disclose whether the provisions apply to secondary purchasers, as well as to purchasers in the primary offering.

5.   We note your disclosure that your subscription agreement requires that any lawsuit must be conducted in specified courts in Virginia even though a court in another jurisdiction might be viewed as more favorable and convenient to investors, and that subscribers waive their rights to challenge such forum for any reason. Please expand your disclosure to address the reasons for adopting the exclusive forum provision.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra Hunter Berkheimer

Sandra Hunter Berkheimer
Staff Attorney
Office of Real Estate and
Commodities